UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

AspenBio, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

045346103

(CUSIP Number)

Alan R. Wilson

Talon Asset Management, Inc.

One North Franklin, Suite 900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045346103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talon Asset Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None 8. Shared Voting Power 4,571,428* 9. Sole Dispositive Power None 10. Shared Dispositive Power 4,571,428*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,571,428*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 26.1%
14.	Type of Reporting Person (See Instructions) CO, IA

*	Includes 2,285,714 shares which are issuable upon the exercise of warrants. See Item 5 below.

CUSIP No. 045346103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talon Opportunity Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None 8. Shared Voting Power 4,571,428* 9. Sole Dispositive Power None 10. Shared Dispositive Power 4,571,428*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,571,428*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 26.1%
14.	Type of Reporting Person (See Instructions) PN

*	Includes 2,285,714 shares which are issuable upon the exercise of warrants. See Item 5 below.

CUSIP No. 045346103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talon Opportunity Managers, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None 8. Shared Voting Power 4,571,428* 9. Sole Dispositive Power None 10. Shared Dispositive Power 4,571,428*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,571,428*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 26.1%
14.	Type of Reporting Person (See Instructions) OO

*	Includes 2,285,714 shares which are issuable upon the exercise of warrants. See Item 5 below.

Item 1.	Security and Issuer

This statement relates to the Common Stock, no par value (the “Common Stock”) issued by AspenBio, Inc.

The Issuer’s principal executive offices are located at 1585 South Perry Street, Castle Rock, CO 80104.

Item 2.	Identity and Background

Talon Opportunity Partners, L.P. is a Delaware limited partnership (“Partners”) and an investment fund, which is its primary business.

Talon Opportunity Managers, L.L.C. is a Delaware limited liability company (“Managers”) and is the general partner of Partners, which is its primary business.

Talon Asset Management, Inc., is an Illinois corporation (“Talon”) and is a registered investment adviser, which is its primary business. Talon is the manager of Managers.

Terry D. Diamond (“Mr. Diamond”) is the chairman of the board and chief executive officer of Talon, which is his principal occupation. Mr. Diamond is a United States citizen.

Alan R. Wilson (“Mr. Wilson”) is the president, chief compliance officer, and a director of Talon, which is his principal occupation. Mr. Wilson is a United States citizen.

William E. Wolf (“Mr. Wolf”) is the chief operating officer, a portfolio manager, and a director of Talon, which is his principal occupation. Mr. Wolf is a United States citizen.

Barbara L. Rumminger (“Ms. Rumminger”) is the vice president and treasurer of Talon, which is her principal occupation. Ms. Rumminger is a United States citizen.

Sophia A. Erskine (“Ms. Erskine”) is the corporate secretary of Talon, which is her principal occupation. Ms. Erskine is a United States citizen.

Bruce E. Beerbower (“Mr. Beerbower”) is the chief financial officer of Talon, which is his principal occupation. Mr. Beerbower is a United States citizen.

The principal business address and principal offices of each of Partners; Managers; Talon; and the business address for Mr. Diamond, Mr. Wilson, Mr. Wolf, Ms. Rumminger, Ms. Erskine, and Mr. Beerbower, are located at One North Franklin, Suite 900, Chicago, IL 60606

During the past five years, none of Partners, Managers, Talon, Mr. Diamond, Mr. Wilson, Mr. Wolf, Ms. Rumminger, Ms. Erskine, and Mr. Beerbower have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Partners used its working capital to purchase the securities reported herein.

Partners participated in a private placement offering by the Issuer, investing on July 20, 2004, $200,000 and receiving 228,571 shares of Common Stock and 228,571 warrants to purchase Common Stock; and on August 19, 2004, investing $800,000 and receiving 914,286 shares of Common Stock and 914,286 warrants to purchase Common Stock. Each of these warrants are exercisable for five years at $1.50 per share.

Subsequently Partners participated in another private placement offering by the Issuer, investing on May 5, 2005, $1,000,000 and receiving 1,142,857 shares of Common Stock and 1,142,857 warrants to purchase the same number of shares of Common Stock exercisable for five years at $1.35 per share.

Item 4.	Purpose of Transaction

The securities reported herein were acquired for the purpose of investment.

Other than as reported herein, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company (other than potential execution of the warrants disclosed in this Schedule 13D in accordance with their terms); (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of the Issuer from time to time in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons may also dispose of shares of Common Stock of the Issuer from time to time in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons or persons affiliated therewith may also enter into transactions directly with the Issuer with respect to the acquisition or disposition of shares, or otherwise.

Item 5.	Interest in Securities of the Issuer

(a) Partners owns 4,571,428 shares of Common Stock, comprised of 2,285,714 shares of Common Stock held and 2,285,714 shares underlying Common Stock purchase warrants, which represent 26.1 % of the shares of Common Stock outstanding.

Managers owns 4,571,428 shares of Common Stock, which represent 26.1 % of the shares of Common Stock outstanding, comprised of securities held by Partners, of which Managers has voting and dispositive power as the general partner of Partners.

Talon owns 4,571,428 shares of Common Stock, which represent 26.1 % of the shares of Common Stock outstanding, comprised of securities held by Partners, the voting and dispositive power of which are held by Talon as manager of Managers, the general partner of Partners.

The above percentages are based upon 17,510,448 shares of Common Stock outstanding as of May 6, 2005, comprised of 11,713,143 shares of Common Stock outstanding as reported in the Company’s most recent report on Form 10-KSB, for the period ended December 31, 2004, 3,511,591 additional shares of Common Stock reported as sold in the Company’s recent report on Form 8-K filed May 6, 2005, and 2,285,714 shares, representing the shares of Common Stock underlying the warrants held by Partners. If such warrants were not included in the number of shares of Common Stock beneficially owned and in the number of outstanding shares of Common Stock, the percent of class would be 15.0%.

(b) The responses to Items 7-10 of the cover sheets are incorporated herein.

(c) On May 5, 2005, Partners acquired directly from the Issuer in a private placement 1,142,857 shares of Common Stock at $0.875 per share and 1,142,857 warrants to purchase the same number of shares of Common Stock exercisable for five years at $1.35 per share.

(d) The shares reported herein by Talon are held on behalf of Partners, as manager of Managers, the general partner of Partners. From time to time, Partners may make distributions of partnership income to limited partners, none of which has an interest relating to more than 5 % of the class.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 3, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement Pursuant to Rule 13d-1.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2005
Date

TALON ASSET MANAGEMENT, INC.

/s/ Terry Diamond
Signature

Terry Diamond/Chairman
Name/Title

TALON OPPORTUNITY PARTNERS, L.P.

By: Talon Opportunity Managers, L.L.C.
Its General Partner

By: Talon Asset Management, Inc.
Its Manager

/s/ Terry Diamond
Signature

Terry Diamond/Chairman
Name/Title

TALON OPPORTUNITY MANAGERS, L.L.C.

By: Talon Asset Management, Inc.
Its Manager

/s/ Terry Diamond
Signature

Terry Diamond/Chairman
Name/Title